FORM 10-C

Securities and Exchange Commission
Washington, D.C. 20549

Report by issuer of securities quoted on The Nasdaq Stock Market(sm), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:    Innovex, Inc.
ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:          1313 Fifth Street South
                                                 Hopkins, MN 55343
ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE): (612) 938-4155

I.    Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.    Title of security                               Common Stock
2.    Number of shares outstanding before the change  7,151,617
3.    Number of shares outstanding after the change   14,303,234
4.    Effective date of change                        December 23, 1996
5.    Method of change                                2 for 1 stock split
      Specify method (such as merger, acquisition,
      exchange, distribution, stock
      split, reverse split, acquisition of
      stock for treasury, etc.) ___________________
      Give brief description of transaction           2 for 1 stock split
                                                      distributed on December
                                                      23, 1996 to shareholders
                                                      of record on December 16,
                                                      1996.

II.   Change in Name of Issuer

1.    Name prior to change______________________________________________________
2.    Name after change_________________________________________________________
3.    Effective date of charter amendment changing name_________________________
4.    Date of shareholder approval of change, if required_______________________


January 2, 1997    /s/ Douglas W. Keller     Vice President, Finance
________________________________________________________________________________
DATE           OFFICER'S SIGNATURE AND TITLE